As filed with the Securities and Exchange Commission on August 25, 1999

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                                             Securities Act File No. 333-54655
                                     Investment Company Act File No. 811-07203

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                AMENDMENT NO. 1
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                               (Name of Issuer)
                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
                     (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)
                                  59020H 10 4
                     (CUSIP Number of Class of Securities)
                                Terry K. Glenn
                  Merrill Lynch Municipal Strategy Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.                  William E. Zitelli, Jr., Esq.
Brown & Wood LLP                            Merrill Lynch Asset Management
One World Trade Center                      P.O. Box 9011
New York, New York  10048-0557              Princeton, New Jersey  08543-9011

                                      July 20 , 1999
                            (Date Tender Offer First Published
                            Sent or Given to Security Holders)
==============================================================================

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 2,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on July 20, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 and General Instruction D of Schedule 13E-4.

     The offer terminated at 12:00 midnight, Eastern time, on July 20, 1999 (the "Expiration Date"). Pursuant to the Offer, 617,983.648 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $ 9.44 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $ 5,833,765.64.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

August 25, 1999                              By  /s/ Terry K. Glenn
                                                 --------------------------
                                                 (Terry K. Glenn, President)



                               Brown & Wood LLP
                            One World Trade Center
                         New York, New York 10048-0557
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599

VIA ELECTRONIC FILING
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                                                               August 25, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

   Attention:  Division of Investment Management

         Re:  Merrill Lynch Municipal Strategy Fund, Inc.
              Amendment No. 1 to Issuer Tender Offer Statement
              on Schedule 13E-4, Securities Act File No. 333-19479 Investment Company Act File No. 811-07203
              ------------------------------------------------

Dear Sirs:

     On behalf of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund"), transmitted herewith for filing pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 and Rule 13e-4(c)(3) thereunder is Amendment No. 1 to the Issuer Tender Offer Statement of the Fund on Schedule 13E-4. Amendment No. 1 constitutes the final amendment reporting the results of the issuer tender offer. The tender offer commenced on July 20,1999 and terminated on August 16, 1999.

     Please direct any comments or questions with respect to this filing to the undersigned at (212) 839-5346.

                                                   Very truly yours,

                                                   /s/ Marian S. Singer